Valassis Communications, Inc.

19975 Victor Parkway

Livonia, Michigan 48152

January 31, 2008

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kathleen Krebs

Re:	Valassis Communications, Inc.
Definitive Schedule 14A
Filed April 9, 2007
File No. 001-10991

Dear Ms. Krebs:

Set forth below are the responses of Valassis Communications, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated January 22, 2008 (the “Comment Letter”), relating to the above-referenced definitive proxy statement. For your convenience, the text of the comments from the Comment Letter are set out below in bold, followed by the responses.

Compensation Discussion and Analysis, page 10

1.	We have considered your response to comment three in our letter dated August 21, 2007. In future filings, please focus on how and why the committee and chief executive officer arrived at specific executive compensation decisions and policies for each compensation element for the last fiscal year. If you believe that a discussion of your named executive officers’ employment agreements is material to understanding compensation awarded in the last fiscal year, please limit your disclosure to a concise description that illustrates how and why the terms of the employment agreement established compensation levels for the last fiscal year. To the extent that there are variable elements of compensation that are tied to corporate or individual performance, please provide expanded quantitative and qualitative disclosure that addresses how and why each element of compensation was paid to each named executive officer in the last fiscal year.

In the future, the Company will expand its disclosure to focus on how and why the Compensation/Stock Option Committee (the “Committee”) and chief executive officer arrived at specific executive compensation decisions and policies for each compensation element for the last fiscal year. In addition, to the extent there are variable elements of compensation that are tied to corporate or individual performance, the Company will provide expanded quantitative and qualitative disclosure that addresses how and why each element of compensation was paid to each named executive officer in the last fiscal year.

2.	We have considered your response to comment five in our letter dated August 21, 2007. Please confirm that you will also discuss in future filings how the committee’s consideration of the individual, subjective and other mentioned factors resulted in the actual compensation for each named executive officer, such as any changes in the amount of compensation or any decision to amend a named executive officer’s employment agreement.

Ms. Kathleen Krebs

Securities and Exchange Commission

January 31, 2008

In future filings, the Company will expand its disclosure to discuss how the Committee’s consideration of individual performance, subjective and other factors resulted in the actual compensation for each named executive officer for the last fiscal year, such as any changes in the amount of compensation or any decision to amend a named executive officer’s employment agreement.

Compensation Elements, page 11

3.	We have considered your response to comment eight in our letter dated August 21, 2007. Please confirm that you will disclose the actual performance targets in your compensation discussion and analysis and not by reference to earnings releases or disclosure in other filings.

The Company confirms that, in future filings, any performance targets disclosed to Wall Street will be expressly set forth in its compensation discussion and analysis and not by reference to earnings releases or disclosure in other filings.

4.	Please clarify whether you will comply in future filing[s] with comment nine in our letter dated August 21, 2007 with respect to the disclosure of performance targets for the current fiscal year.

In accordance with Instruction 2 to Item 402(b) of Regulation S-K, the Company will disclose, in future filings, performance targets for the current fiscal year to the extent such disclosure could materially affect a fair understanding of the Company’s named executive officers’ compensation for the last fiscal year.

* * * *

Please note that the Company intends to hold its 2008 annual meeting of stockholders on or around April 24, 2008, which is approximately two weeks earlier than last year’s meeting. Accordingly, the Company currently intends to file its definitive proxy statement with the Commission during the first two weeks of March.

If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at (734) 591-7386.

Sincerely,
/s/ Todd Wiseley
Todd Wiseley